Exhibit 12

NABORS INDUSTRIES, LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Years Ended December 31,
	2016		2015		2014

Income (loss) from continuing operations before income taxes	$(1,198,075)		$(427,535)		$(604,615)
Less earnings (add losses) from affiliates, net of dividends	221,914		84,275		7,102
Less subsidiary preferred stock dividends	—		—		(1,984)
Add earnings (less losses) from affiliates net, from discontinued operations	—		—		—
Add amortization of capitalized interest	16,462		16,123		14,901
Add fixed charges as adjusted (from below)	187,690		185,666		185,772
Earnings (1)	$(772,009)		$(141,471)		$(398,824)

Fixed charges:
Interest expense:
Interest on indebtedness	$179,030		$174,680		$171,761
Capitalized	6,650		20,359		24,441
Amortization of debt related costs (1)	6,331		7,248		6,187
Subsidiary preferred stock dividends	—		—		1,984
Interest portion of rental expense	2,329		3,738		5,840
Fixed charges before adjustments (2)	194,340		206,025		210,213
Less capitalized interest	(6,650)		(20,359)		(24,441)
Fixed charges as adjusted	$187,690		$185,666		$185,772

Ratio (earnings divided by fixed charges before adjustments) (1)/(2)	N/A	(2)	N/A	(2)	N/A	(2)

(1)	Includes deferred financing, discount and premium amortization.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2016. Additional earnings of $966.3 million would be needed to have a one-to-one ratio of earnings to fixed charges.